                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*


                            GRC International, Inc.
                     ------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.10
                     ------------------------------------
                        (Title of Class of Securities)

                                   36192210
                     ------------------------------------
                                (CUSIP Number)

                                   Copy to:

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York  10038
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 5, 1999
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 11 Pages

-----------------------                                  ---------------------
  CUSIP No. 36192210                  13D                   PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

================================================================================
1     NAME OF REPORTING PERSON

      Cilluffo Associates, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  [_]

                                                                      (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
        NUMBER OF             7  SOLE VOTING POWER

         SHARES                  -0-
                             ---------------------------------------------------
      BENEFICIALLY            8  SHARED VOTING POWER

        OWNED BY                 1,708,000
                             ---------------------------------------------------
         EACH                 9  SOLE DISPOSITIVE POWER

      REPORTING                  -0-
                             ---------------------------------------------------
       PERSON                10  SHARED DISPOSITIVE POWER

        WITH                     1,708,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,708,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.7%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 36192210                  13D                   PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Frank J. A. Cilluffo

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          12,787
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          12,787
      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                          1,708,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,720,787
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 36192210                                        PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      General Edward C. Meyer (Ret.)

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          26,966
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          26,966
      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                          1,708,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,734,966
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [x]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 36192210                                        PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Neal B. Freeman

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          12,000
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             37,000
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          12,000
      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                          37,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      49,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP No. 36192210                                        PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Richard N. Perle

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          200
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             37,000
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          200
      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                          37,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,200
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 36192210                                       PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Guy P. Wyser-Pratte

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT NO. 14 TO SCHEDULE 13D


          This Amendment No. 14 ("Amendment No. 14") amends and supplements the statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock, par value $.10 per share (the "Shares"), of GRC International, Inc. (formerly known as Flow General Inc.), a Delaware corporation (the "Company"), as previously filed and amended by Cilluffo Associates, L.P. ("Cilluffo Associates"), Frank J. A. Cilluffo ("Mr. Cilluffo") and General Edward C. Meyer (Ret.) ("General Meyer") (collectively, the "Original Reporting Persons"). This Amendment No. 14 also adds Neal B. Freeman ("Mr. Freeman"), Richard N. Perle ("Mr. Perle") and Guy P. Wyser-Pratte ("Mr. Wyser-Pratte") as reporting persons (the "New Reporting Persons" and, together with the Original Reporting Persons, the "Reporting Persons").

          Capitalized terms used herein and not defined herein have the meaning ascribed thereto in the Schedule 13D.

          This Amendment No. 14 represents the joint filing of the Reporting Persons. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person unless such Reporting Person has reason to believe that such information is inaccurate. By its or his signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of it or him.

          Item 2.  Identity and Background.
                   -----------------------

          (a), (b) and (c)

          Mr. Freeman's business address is c/o The Blackwell Corporation, P.O. Box 2169, Vienna, Virginia 22183. Mr. Freeman is the Chairman and Chief Executive Officer of The Blackwell Corporation, a television production and distribution company.

          Mr. Perle's business address is 5 Grafton Street, Chevy Chase, MD 20815. Mr. Perle's principal occupation is consulting.

          Mr. Wyser-Pratte's business address is c/o Wyser-Pratte & Co. and Wyser Pratte Management Co., Inc., 63 Wall Street, New York, New York 10005. Mr. Wyser-Pratte is President of the investment management firms of Wyser-Pratte & Co., Inc. and Wyser-Pratte Management Co., Inc.

          (d) and (e)

          Neither Mr. Freeman, Mr. Perle nor Mr. Wyser-Pratte, in the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)

          Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte are each citizens of the United States.

          Except as indicated above, the information set forth in Item 2 of the
Schedule 13D remains unchanged.

          Item 3.  Source and Amount of Funds or Other Consideration.
                   -------------------------------------------------

     Mr. Freeman purchased 3,000 Shares on June 8, 1999, for total consideration of $23,313, which came from personal funds.


          Except as indicated above, the information set forth in Item 3 of the
Schedule 13D remains unchanged.

          Item 4.  Purpose of Transaction.
                   ----------------------

          By letter dated August 5, 1999, Cilluffo Associates notified the Secretary of the Company, pursuant to Article III, Section 4 of the Bylaws of the Company (the "Bylaws"), of the nomination by Cilluffo Associates of each of the New Reporting Persons (the New Reporting Persons are sometimes referred to herein in their capacity as such nominees as the "Cilluffo Nominees") for election as directors ("Directors") of the Company at the Company's 1999 annual meeting of stockholders (the "Annual Meeting") and provided certain additional information required by the Bylaws. A copy of this letter is filed as Exhibit B hereto and incorporated herein by reference.

          Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

          Item 5.  Interest in Securities of the Insurer.
                   -------------------------------------

          (a) and (b)

                              Page 8 of 11 Pages

                            NUMBER OF SHARES
REPORTING PERSON           BENEFICIALLY OWNED        PERCENT OF CLASS (1)
----------------       --------------------------    --------------------
Cilluffo Associates           1,708,000 (2)(3)(5)            16.7%
Mr. Cilluffo               1,720,787 (2)(3)(4)(5)            16.8%
General Meyer              1,734,966 (2)(3)(4)(5)            16.9%
Mr. Freeman                         49,000 (3)(5)             0.5%
Mr. Perle                           37,200 (3)(5)             0.4%
Mr. Wyser-Pratte                    37,000 (3)(5)             0.4%

     (1) Based on the 10,245,571 Shares outstanding as of April 30, 1999 as reported in the Company's Form 10-Q for the fiscal quarter ended March 31, 1999, plus 26,966 Shares issuable under directors' options in the case of General Meyer.

     (2) 1,708,000 Shares are directly owned by Cilluffo Associates. Mr. Cilluffo and General Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over such Shares. In addition, 111,000 Shares are subject to an Option Agreement as described in Item 6 below.

     (3) Although each of Cilluffo Associates, Mr. Cilluffo, General Meyer, Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of the Shares owned by each other, each such party disclaims such beneficial ownership, except to the extent of their pecuniary interest therein.

     (4) 26,966 Shares may be acquired directly by General Meyer upon exercise of directors' options, over which he would have sole power to vote or direct the vote and to dispose or direct the disposition. Mr. Cilluffo holds 12,787 Shares directly, over which he has sole power to vote or direct the vote and to dispose or direct the disposition.

     (5) As described in Item 6 of this Amendment No. 14, each of Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte holds an Option (as defined in Item 6) to acquire 37,000 Shares from Cilluffo Associates. The respective Shares with respect to such Options are deemed to be beneficially owned by Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte by virtue of Rule 13d-3(d)(1)(i) under the Exchange Act. Such beneficial ownership is deemed to be shared with the other Reporting Persons. Mr. Freeman and Mr. Perle directly hold 12,000 and 200 Shares, respectively, over which each has sole power to vote or direct the vote and to dispose or direct the disposition.

         (c) On June 8, 1999, Mr. Freeman purchased 3,000 Shares for $7.71 per Share. See Item 6 of this Amendment No. 14 with respect to Options granted to Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte by Cilluffo Associates.

             On July 1, 1999, Mr. Cilluffo received 330 Shares in lieu of director's fees under the Company's Directors Fee Replacement Plan. Except as described above, none of the Reporting Persons have engaged in any transaction in the Shares during the 60 days preceding the date of this Amendment No. 14.

         Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.

         Item 6. Contracts, Arrangements, Understandings or Relationships with
                 -------------------------------------------------------------
                 Respect to Securities of the Issuer.
                 ------------------------------------

         On August 5, 1999, Cilluffo Associates entered into an option agreement (the "Option Agreements") with each of the Cilluffo Nominees. Pursuant to the Option Agreements, Cilluffo Associates granted each Cilluffo Nominee an option (an "Option") to purchase 37,000 Shares from Cilluffo Associates for $8.25 per Share in cash beginning as of the date of the respective Option Agreement. Each Option shall expire on and shall not be exercisable after December 15, 2000.

         Cilluffo Associates granted the Options to the Cilluffo Nominees in consideration for each such Cilluffo Nominee's participation in, and support of, Cilluffo Associates' solicitation (the "Solicitation") of proxies in connection with the election of Directors at the Annual Meeting. Each Cilluffo Nominee has no right to vote the Shares subject to his respective Option until such Cilluffo Nominee exercises such Option. The Option Agreements also provide that Cilluffo Associates will bear the expense of the Solicitation and will indemnify and hold harmless the New Reporting Persons from certain liabilities that could arise out of, or result from, the service by the respective New Reporting Person as a Cilluffo Nominee (including liabilities under federal securities laws).

         Except as indicated above, the information set forth in Item 6 of the
Schedule 13D remains unchanged.

                              Page 9 of 11 Pages

          Item 7.   Material to be filed as Exhibit.  The following Exhibit are
                    -------------------------------
filed herewith:

          B. Letter, dated August 5, 1999, from Cilluffo Associates to the Company regarding the nomination of Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte.

          C. Option Agreement, dated as of August 5, 1999, between Cilluffo Associates and Mr. Freeman.

          D. Option Agreement, dated as of August 5, 1999, between Cilluffo Associates and Mr. Perle.

          E. Option Agreement, dated as of August 5, 1999, between Cilluffo Associates and Mr. Wyser-Pratte.

          F. Joint Filing Agreement, dated as of August 5, 1999, by and among the Reporting Persons.

                              Page 10 of 11 Pages

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.


Dated:    August 5, 1999



                                         CILLUFFO ASSOCIATES, L.P.



                                         By:    /s/ Frank J.A. Cilliffo
                                                --------------------------------
                                         Title: Managing General Partner



                                         /s/ Frank J. A. Cilluffo
                                         ---------------------------------------
                                         Frank J. A. Cilluffo



                                         /s/ Edward C. Meyer
                                         ---------------------------------------
                                         General Edward C. Meyer (Ret.)



                                         /s/ Neal B. Freeman
                                         ---------------------------------------
                                         Neal B. Freeman



                                         /s/ Richard Perle
                                         ---------------------------------------
                                         Richard N. Perle



                                         /s/ Guy P. Wyser-Pratte
                                         ---------------------------------------
                                         Guy P. Wyser-Pratte

                                 EXHIBIT INDEX


Exhibit                       Description
-------                       -----------

B. Letter, dated August 5, 1999, from Cilluffo Associates to the Company regarding the nomination of Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte.

C. Option Agreement, dated as of August 5, 1999, between Cilluffo Associates and Mr. Freeman.

D. Option Agreement, dated as of August 5, 1999, between Cilluffo Associates and Mr. Perle.

E. Option Agreement, dated as of August 5, 1999, between Cilluffo Associates and Mr. Wyser-Pratte.

F. Joint Filing Agreement, dated as of August 5, 1999, by and among the Reporting Persons.